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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alforma Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 1805
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Denson 212 421 7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Denson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alforma Capital Markets, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LESLIE ALWADISH
Notary Public, State of New York
No. 01AL4852847
Qualified in New York County
Commission Expires Feb. 10, 20 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALFORMA CAPITAL MARKETS, INC

DECEMBER 31, 2015

TABLE OF CONTENTS

MAZARS



WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Directors of
Alforma Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Alforma Capital Markets, Inc. as of December 31, 2015. This financial statement is the responsibility of Alforma Capital Markets, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alforma Capital Markets, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statement, the Company has had limited operations in 2015 as the shareholder is in the process of selling its equity interest in the Company to another party. Although the shareholder has entered into a stock purchase agreement, the actual change in ownership and transfer of shares is contingent upon the Financial Industry Regulatory Authority's ("FINRA") approval, which is currently pending. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

WeiserMazars LLP

February 23, 2016

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

ALFORMA CAPITAL MARKETS, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 416,019
Due from clearing broker	1,304,525
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $272,046	1,450
Other assets	102,195
Total assets	$ 1,824,189

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 37,061
Commitments and contingencies	
Shareholder's equity:	
Preferred stock - no par value; 500 shares authorized, none issued	
Common stock - no par value; 500 shares authorized, 187 shares issued and outstanding	$ 11,500
Additional paid in capital	12,000,000
Accumulated deficit	(10,224,372)
Total shareholder's equity	1,787,128
Total liabilities and shareholder's equity	$ 1,824,189

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Alforma Capital Markets, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company provides brokerage and investment services as an introducing broker for U.S. institutional clients investing in Russia and the Commonwealth of Independent States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
Cash equivalents consist of a money market fund maintained at a bank; the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Furniture, equipment and leasehold improvements, net
Depreciation and amortization of furniture, equipment and leasehold improvements is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the furniture, equipment, and leasehold improvements are from five to seven years.

Income taxes
Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Concentration of risk
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2012 for all major tax jurisdictions.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized when it is earned on a trade date basis.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net

As of December 31, 2015, furniture, equipment and leasehold improvements consist of the following:

Furniture and fixtures	$	36,103
Leasehold improvements		35,177
Office equipment		202,216
		273,496
Less: accumulated depreciation and amortization		272,046
	$	1,450

4. CLEARANCE AGREEMENT

The Company has entered into an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. As of December 31, 2015, the balance consisted of monies held at the clearing broker in the amount of $1,204,525 and a clearing deposit of $100,000 on the Statement of Financial Condition.

5. INCOME TAXES

At December 31, 2015, the Company had net operating loss carryforwards for income tax purposes of approximately $9,943,000, which are available to offset federal, state and local taxable income through 2034. The carryforwards resulted in a deferred tax asset of approximately $1,989,000 at December 31, 2015, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. The valuation allowance increased by approximately $158,000 during the year ended December 31, 2015.

6. COMMITMENTS

The Company is obligated under non-cancelable lease agreements for office space and office equipment expiring through April 2016. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property. As of December 31, 2015, future aggregate minimum rental commitments through December 31, 2016 are $64,796. The Company is currently negotiating to extend the lease term.

The lease of the Company's office space contains provisions for escalations based on certain costs incurred by the lessor.

7. OFF-BALANCE SHEET RISK

The Company may be liable for charge backs on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off balance sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $1,397,771, which exceeded the required minimum net capital of $250,000 by $1,147,771. Aggregate indebtedness at December 31, 2015 totaled $37,061. The Company's percentage of aggregate indebtedness to net capital was 2.65%.

9. RELATED PARTY TRANSACTIONS

The Company maintains cash balances with the Parent (OJSC Alfa Bank) in a foreign country. At December 31, 2015, such cash balances amounted to $285,506.

The Company has a brokerage service agreement with an affiliate where by the Company will introduce to that affiliate potential counterparties, as well as, negotiate if appropriate potential trades for the purchase or sale of securities between the affiliate and such counterparty. The Company receives a commission for providing this service.

There are no commissions receivable due from affiliated companies at December 31, 2015.

10. STOCK PURCHASE AGREEMENT

The Company has had limited operations in 2015, as the shareholder is in the process of selling its interest in the equity of the company.

On October 1, 2015, the Shareholder ("Seller") entered into a stock purchase agreement with a company ("Buyer") where by the shareholder has agreed to sell and the Buyer has agreed to purchase all of the issued and outstanding shares of the company. The closing and actual transfer of the shares is contingent upon FINRA's approval. As of the date of this report, the transaction is waiting that approval. This condition raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.